Shareholder Rebuttal to Duke Energy’s Opposition Statement
(Resolution #6, page 27 in the Proxy)

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT:  AS YOU SOW
NAME OF PERSON RELYING ON EXEMPTION: AS YOU SOW
ADDRESS OF PERSON RELYING ON EXEMEPTION:  311 CALIFORNIA STREET, SUITE 510, SAN FRANCISCO, CA 94104

Proposal #6 Report on the Financial Risks of Continued Reliance on Coal

As You Sow, a shareholder advocacy organization, has filed this proposal on behalf of the Obadiah Brown/Sarah Swift Benevolent Fund.  The Proponent is concerned about the long-term value of Duke Energy’s coal-fired generating assets given the numerous reports by industry analysts demonstrating that coal plants face unprecedented material risks that are eroding the value of these assets, and our company’s write down of  $2.275 billion in 2009 and 2010 for impairments of its regulated and non-regulated generating assets.1

The proposal requests that:
Duke Energy’s Board of Directors, at reasonable cost and omitting proprietary information, issue a report by November 2011 on the financial risks of continued reliance on coal contrasted with increased investments in efficiency and cleaner energy, including assessment of the cumulative costs of environmental compliance for coal plants compared to alternative generating sources.

Since January 2010, no fewer than 12 reports by industry analysts2 have concluded that electric utility companies that rely on coal-fired generation confront several challenges that cumulatively pose high risk for their investors.  These challenges include:
▪	Competition from low natural gas prices which is exerting downward pressure on power prices;
▪	Capital expenditures for environmental compliance and uncertainty about the cost implications of pending and anticipated environmental mandates;
▪	Persistently high construction costs;
▪	Coal price volatility, rising prices, and shifting markets all placing upward pressure on coal prices;
▪	Improved profitability and policy mandates for solar, wind, and energy efficiency investments; and
▪	The slow pace of development of viable commercial scale carbon capture and storage for coal plants.

Duke Energy’s Opposition Statement recites the following arguments against the Proposal:

▪	The Board of Directors believes this report is unnecessary as it is duplicative of information that Duke Energy already provides.
▪
Duke Energy discloses the material risks related to climate change and carbon change in its Annual 10-K filing with the Securities and Exchange Commission, in its response to the Carbon Disclosure Project’s questionnaire, and in its Sustainability Report.

The Proponent’s Rebuttal and Reasons for a YES Vote:

The Proponent commends Duke Energy’s climate-related disclosures. However, climate change (and the regulation of heat-trapping greenhouse gas [GHG] emissions, principally, carbon dioxide) is only one of the material financial risks facing our company, which relied on coal for nearly 62% of the electricity it generated for retail customers and for 41% of its wholesale power generation in 2010. The merger with Progress Energy would increase our company’s reliance on coal plants that lack necessary environmental controls.

1. Duke Energy faces potentially material financial risks from its reliance on coal, above and beyond climate risk, including commodity risk, rising construction costs for its new coal plants, as well as regulatory and technological uncertainty.

Regulatory mandates from federal and state environmental agencies, many of them issued pursuant to court order or in settlement of litigation, are increasingly forcing utilities that rely on coal combustion to internalize the costs of coal pollution and waste.  In addition to the Greenhouse Gas Permitting Program adopted by the U.S. Environmental Protection Agency (EPA) in late 2010 and proposed rules for coal combustion waste, mercury and other hazardous air pollutants, these utilities face stricter enforcement of existing environmental laws governing emissions of nitrous oxides (NOx), sulfur dioxide (SO2), ozone, and particulates.

The EPA recently entered into settlement agreements requiring that it issue new rules on wastewater from coal plants and cooling water intake structures by 2012.  New rules for coal plants cooling water systems could cost as much as $300 million per site.3 The estimated cost of installing an SO2 scrubber for a 500-megawatt (MW) mid-western coal plant is on the order of $210 million.4 Duke Energy has five coal plants that do not have SO2 emissions controls; these plants accounted for 2,244 MW of its electricity generation in 2010.5 Upon completion of the merger with Progress Energy, the combined company will own and operate 29 coal-fired plants with a total capacity of over 23,000 MW and over 6,600 MW of unscrubbed coal-fired capacity.

The high cost of environmental compliance and uncertainty regarding future compliance costs for coal plants lacking the required pollution controls comes at a time when commodity risk is driving historic change for electric utilities.  The fundamental change undermining coal-fired power plants is the price reversal of coal relative to natural gas.

With the discovery of large natural gas reserves in the U.S., the price of natural gas has dropped and is expected to stay low for years.6 The Brattle Group’s analysis projects average gas prices through 2020 to remain under $6.50 mmbtu and rising by 1% or less annually through 2035.7 This historic shift is reflected in the fuel prices paid by Duke Energy, which reports its coal costs increasing by 17% (from $2.59 to $3.04) from 2008 to 2010, while its oil and natural gas costs decreased by 99% (from $13.47 to $6.77) during the same period. 8

According to Bernstein Research:

On a national basis the increased competitiveness of gas-fired plants has led to a marked shift in the composition of power supplies. In 2009, the output of the nation’s coal fired fleet fell by 12%, while gas-fired generation increased by 4%. This shift in favor of gas failed to reverse in 2010, when coal and gas-fired generation rose by roughly equal amounts (5% and 6% respectively).  As stark as they are, national and regional aggregate data mask the extent to which the changing relative prices of gas and coal have eroded profitability of individual coal-fired power plants.9

In response to the changing economics for coal, Duke Energy is retiring 17 older coal-fired units at six of its plants and it is building two new combined cycle natural gas plants.  However, our company is also building new coal plants, in Edwardsport, IN, and Cliffside, NC. Moreover, both the Edwardsport and Cliffside projects have encountered significant construction cost increases. The Ewardsport plant, originally estimated to cost $1.95 billion, is now projected to cost $2.88 billion; costs for Cliffside’s Unit 6 have also increased from $1.9 billion to $2.4 billion.

Cost overruns for the new coal plants raise the prospect of disallowance of these costs by regulators.   Duke Energy has received approval to recover only $33 million of the $121 million site assessment plan for carbon capture and storage at the Edwardsport plant; and construction costs over $2.76 billion for Edwardsport are subject to “prudence review” in the next base rate increase request.10 Bernstein Research points out that Duke Energy’s regulated subsidiaries are in jurisdictions where rates are set based on the utility’s cost of service in a historic test year:

Such backward looking rate setting mechanisms are disadvantageous when rate base is expanding rapidly, as rates set on the basis of historic test years fail to compensate adequately for rapidly rising depreciation and interest expense.  This problem is compounded when regulated utilities are prevented from filing rate cases on an annual basis.  Duke suffers from both disadvantages: in the Carolinas, Dukes 2010 rates are based on a 2008 test year, but the company may not file a new rate case until 2011, with any change in rates taking effect no sooner than 2012.11

Duke Energy’s investment in carbon capture and storage technology also poses considerable risk for investors.  A U.S. Government Accountability Office (GAO) report found that commercial deployment of carbon capture and storage technology for coal is 10 to 15 years away and “would increase electricity costs by about 30 to 80 percent.”12 The cost of CCS can only be justified if there is a high enough price on CO2 to warrant the massive investment to bring this technology to commercial scale and the increased cost of operating plants with CCS.13 Even then the question remains whether coal plants with CCS will be competitive with natural gas with CCS, wind or other alternatives. EPA has noted that “at present CCS is an expensive technology, largely because of the costs associated with CO2 capture and compression, and these costs will generally make the price of electricity from power plants with CCS uncompetitive compared to electricity from plants with other GHG controls.”14

2.  Duke has not adequately addressed the financial risks identified by industry analysts related to its reliance on coal-fired electricity generation.

Duke Energy has disclosed information regarding some of the risks discussed above, but it has not provide investors with a cumulative risk assessment that examines the interplay and timing of these risk factors and their bottom line impact for our company. While the timing of several of the environmental mandates noted above may be uncertain, the probability of these mandates being imposed during the decades-long useful life of Duke Energy’s capital investments in new coal plants and emissions control technologies is not zero; and many of the anticipated compliance costs can be reasonably estimated at this time.  Investors need to understand the magnitude of these capital expenditures on new and existing coal plants in the context of the historic reversal of coal and natural gas prices, which analysts believe will persist for a decade or more.

The Proponent appreciates that natural gas price projections are just that – projections.  However, there is strong consensus that low gas prices are not a temporary phenomenon.  John Rowe, CEO of Exelon, in a recent speech to the American Enterprise Institute, noted that low gas prices were even putting nuclear plants at a competitive disadvantage, saying:

I have all the skepticism that many of you do of forecasts. I've seen an awful lot of wrong forecasts in 27 years. But the supply/demand equations on gas are very powerful and I believe they're real for a long time.   And, what's more, I know better than to bet against it, because if you bet on a different fuel source and gas stays cheap, you get literally murdered.15

Mr. Rowe’s remarks sum up the Proponent’s concern. Duke Energy’s merger with Progress Energy will make our company more heavily dependent on coal plants that lack environmental controls, requiring it either to retire these assets or to make massive capital investments to keep them operating at a time when natural gas is eroding the profitability of coal.  However, our company has not informed its investors how it is going to avoid Mr. Rowe's predicted outcome.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR question number #7 following the instruction provided on the management’s proxy mailing.

For questions regarding Duke Energy Proposal # 6 Report on the Financial Risk of Continued Reliance on Coal please contact:

Andrew Behar, CEO, As You Sow, 415-692-0711, abehar@asyousow.org

1 Duke Energy Corporation, 2010 Form-10K, p. 60. Impairments are special, nonrecurring charges taken to write down an asset with an overstated book value. An asset is considered to be value-impaired when its book value exceeds the future net cash flows expected to be received from its use. An impairment write-down reduces an overstated book value to fair value. See: Financial Education Website, Asset Impairment Charges, accessed 20 April 2011, available at: http://financial-education.com/2007/05/28/asset-impairment-charges/.

2 See: Bernstein Research, Bernstein Commodities & Power: No Light for Dark Spreads: How the Ruinous Economics of Coal-Fired Power Plants Affect the Markets for Coal and Gas, 18 February 2011; Bernstein Research, EPA Sets Dates to Regulate CO2 from New & Existing Power Plants & Refineries; What Are the Implications?, 4 January 2011; Brattle Group, Potential Coal Plant Retirements Under Emerging Environmental Regulations, 8 December 2010; Deutsche Bank Climate Change Advisors, Natural Gas and Renewables: A Secure Low Carbon Future Energy Plan for the United States, November 2010; Bernstein Research, U.S. Utilities Coal-Fired Generation Is Squeezed in the Vice of EPA Regulation: Who Wins and Who Loses?, October 2010; Bernstein Research, Black Days Ahead for Coal: EPA Air Emissions Regulation & the Outlook for Coal fired Generation, 22 September 2011; MJ Bradley and Analysis Group, Ensuring A Clean, Modern Electric Generation Fleet while maintaining electric Reliability, August 2010; J. Fahey, “Why Small Coal-Fired Plants Are Going Away,” Forbes, 19 July 2010; Bernstein Research, U.S. Utilities: A Visit to Washington Finds Utility Lobbyists and Environmentalists Agreeing on the Grim Outlook for Coal, 9 March 2010; M. Kaplan, Displacing Coal with Generation from Existing Natural Gas-Fired Power plants, Congressional Research Service, 19 January 2010. See also: North American Electric Reliability Corporation (NERC), 2010 Special Reliability Scenario Assessment: Resource Adequacy and Impact of Potential U.S. Environmental Regulations, October 2010; Bank of America Merrill Lynch, Power and Gas Leaders Conference, New York, 29 September 2010; ICF International, Clean Air Regulations: Impacts of EPA Proposed Rules, 16 September 2010.

3 K. Chipman, “Power Plants Face EPA Cooling-Water Rules to Protect Fish,” Bloomberg, 29 March 2011, available at: http://www.bloomberg.com/news/2011-03-29/power-generators-must-protect-fish-under-u-s-epa-rules-for-cooling-water.html.

4 Bernstein Research, Black Days Ahead for Coal: Implications of EPA Air Emissions Regulations for the Energy & Power Markets, 21 July 2010, p. 4.

5 These plants are: Gallagher (IN); Wabash River (IN); WC Beckjord (OH); Lee (SC); Riverbend (NC). See Duke Energy, 2010 Form 10-K, p. 33; Duke Energy Website, Duke Energy Actions, accessed 20 April 2011, available at http://www.duke-energy.com/environment/air-quality/duke-energy-actions.asp.

6 Deutsche Bank Climate Change Advisors, November 2010; J. Mouawad, “Estimate Places Natural Gas Reserves 35% Higher,” New York Times, 17 June 2009, available at: http://www.nytimes.com/2009/06/18/business/energy-environment/18gas.html.

7 Brattle Group, December 8, 2010, See Slides: 24, 42 and 45. The analysis covers eight regions across the country using current base prices between $4.0 and 6.0 per mmbtu.

8 Duke Energy Corporation, 2010 Form 10-K, p.12.

9 Bernstein Research, 18 February 2011, p. 3.

10 Duke Energy Corporation, 2010 Form 10-K, p.11.

11 Bernstein Research, 4 January 2011, p. 12.

12 GAO, Coal Power Plants: Opportunities Exist for DOE to Provide Better Information on the Maturity of Key Technologies to Reduce Carbon Dioxide Emissions, GAO-10-675, June 2010, available at: http://www.gao.gov/new.items/d10675.pdf.

13 According to one Department of Energy official: “Widespread cost-effective deployment of CCS will occur only when driven by a policy designed to reduce GHG emissions.” Presentation of Dr. Darren Mollot Director, Office of Clean Energy Systems, U.S. Department of Energy. Agrion CCS webinar. 23 February 2011.

14 EPA Office of Air and Radiation, PSD and Title V Permitting Guidance Greenhouse Gases, November 2010, p. 43, available at: http://www.epa.gov/nsr/ghgdocs/epa-hq-oar-2010-0841-0001.pdf.

15 E&E TV, “Energy Policy: Exelon's Rowe calls on Congress to allow EPA to move forward on emissions regulation,” March 9, 2011, available at: http://www.eenews.tv/2011/03/09/